

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

March 16, 2011

Mr. George Dory
Chief Executive Officer
Tuffnell Ltd.
81 Oxford Street
London, WID 2EU, United Kingdom

>   **Re: Tuffnell Ltd.**
>   **Form 10-K/A for Fiscal Year Ended September 30, 2010**
>   **Filed March 1, 2011**
>   **File No. 0-53610**

Dear Mr. Dory:

We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter within ten business days by amending your filing, by providing the requested information, or by advising us when you will provide the requested response. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response. After reviewing any amendment to your filing and the information you provide in response to these comments, we may have additional comments.

Form 10-K/A for Fiscal Year Ended September 30, 2010

General

1.   Please include a written statement with your next response containing the three acknowledgements in the closing comments section of this letter.

Report of Independent Registered Public Accounting Firm, page 28

2.   We note you have not complied with prior comment two in our letter to you dated February 3, 2011 requesting that you include a revised audit report in an amendment to your filing which covers your entire inception-to-date period through September 30, 2010 in the opinion paragraph of the report. Please amend your filing accordingly.

Mr. George Dory
Tuffnell Ltd.
March 16, 2011
Page 2

Form 10-Q for Fiscal Quarter ended December 31, 2010

Exhibit 10.1: Form of Warrants

3.   We note that the Warrant Agreement contains a blank for the "Warrant Holder."
        Please file the complete and fully executed version of the agreement.

Closing Comments

        We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes the information the Securities
Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company
and its management are in possession of all facts relating to a company's disclosure, they
are responsible for the accuracy and adequacy of the disclosures they have made.

        In responding to our comments, please provide a written statement from the
company acknowledging that:

·   the company is responsible for the adequacy and accuracy of the disclosure in the
    filing;

·   staff comments or changes to disclosure in response to staff comments do not
    foreclose the Commission from taking any action with respect to the filing; and

·   the company may not assert staff comments as a defense in any proceeding initiated
    by the Commission or any person under the federal securities laws of the United
    States.

        You may contact Tracie Towner at (202) 551-3744, or Mark Shannon, Branch
Chief, at (202) 551-3299, if you have questions regarding comments on the financial
statements and related matters. Please contact Caroline Kim at (202) 551-3878 or me at
(202) 551-3611 with any other questions.

                                                Sincerely,

                                                Anne Nguyen Parker
                                                Branch Chief